News Release 2003-26	November 19, 2003
TSX - QRL - Queenstake Resources Ltd.
SEC file number 0-24096

QUEENSTAKE REPORTS FIRST QUARTER OF OPERATIONS
SINCE ACQUIRING JERRITT CANYON

All figures are in Canadian dollars, unless otherwise indicated.

Denver, Colorado - November 19, 2003 - Queenstake Resources Ltd. (TSX:QRL) reports results for the third quarter of 2003, which is its first quarter of operations since acquiring the Jerritt Canyon gold mine.

On June 30, 2003, with the purchase of the Jerritt Canyon gold mine, 50 miles north of Elko, Nevada, Queenstake became a mid-tier and significant U.S. gold producer. This was accomplished without start-up or completion risk, while effectively containing mine reclamation and closure liabilities.

Third quarter highlights:

  81,590 ounces of gold production at cash operating costs of U.S. $247 per ounce
  Earnings from operations, before interest expense and unusual items, of $3.1 million
  Net loss of $7.1 million ($0.03 per share)
  $9.7 million cash flow generated from operations

Chris Davie, President and CEO commented: "We are delighted with the Jerritt Canyon performance. The operations team at Jerritt Canyon have put in a stellar performance and have demonstrated that, as we anticipated, they are one of the finest assets we acquired. Immediately following the acquisition of Jerritt Canyon, we began to pursue two principal priorities: (1) to expand the underground development to provide the mines with more operating flexibility; and (2) to begin exploration focused on reserve and resource expansion and on new target generation and follow-up. The benefits of the first initiative have already been demonstrated in these operating results, while the second is well underway."

For three months ended September 30, 2003, the Company reported earnings from operations of $3.1 million, before interest expense, unusual items and other income and expense. For the nine months ended September 30, 2003, earnings from operations was $1.6 million, lower than for the latter three months because the benefits of the Jerritt Canyon operations are included for only the latter three months.

After interest expense, unusual items and other income and expense, the Company reported a net loss of $7.1 million ($0.03 per share) for the three months ended September 30, 2003. For the nine months ended September 30, 2003, the Company reported a net loss of $9.3 million ($0.07 per share). Net loss for both the three and nine month periods includes an $8.5 million provision for the impairment of the Magistral Joint Venture (the "MJV"), which was being accounted for as a long-term investment. The MJV write-off provision was made as a result of recent operating deficits and the probable need for significant additional capital in the MJV. The Company has been engaged in discussions with Midwest Mining, Inc. ("Midwest") to consider terminating Midwest's preferential payback interest in the MJV in exchange for increasing Midwest's interest in the MJV to 75%. Midwest has taken the position that these discussions have triggered a right of Midwest Mining to sell a 75% interest in the MJV to the Company at fair market value. The Company does not agree with Midwest's position and is working to resolve the dispute.

Net loss for the three months and nine months ended September 30, 2002 are $0.5 million ($0.01 per share) and $1.5 million ($0.02 per share) respectively. Given the dramatic change in the operations of the Company resulting from the Jerritt Canyon acquisition, management does not believe that comparisons of 2003 earnings and losses to those of 2002 are meaningful.

Cash generated by operations was $9.7 million in the third quarter and $8.1 million for the nine months ended September 30, 2003. The Company had no comparable source of earnings or operating cash flow in 2002.

Revenue for the third quarter of 2003 was $36.9 million (U.S. $26.8 million) on the sale of 73,891 ounces of gold. Revenue is net of $260,000 (U.S. $188,000) for gold put premiums that expired during the quarter. Gold was sold for an average price of U.S. $365 per ounce, before deducting the cost of the puts. The Company has no gold forward sales commitments.

Total operating costs of $25.6 million (U.S. $18.6 million) incurred at Jerritt Canyon are comprised mainly of cash operating costs, as defined in the Gold Institute Production Cost Standard. Cash operating costs per ounce averaged U.S. $247, consistent with management's expectations. Total production costs per ounce, inclusive of royalties, production taxes and depreciation and amortization, was U.S. $325 per ounce.

The lender under QRL USA's senior US$20 million term debt facility has consented to the commitment of additional developmental capital expenditures by QRL USA, as required, to maximize the operating performance and gold resources of the Jerritt Canyon Mine.

The Jerritt Canyon Mine was transitioned to Queenstake without interrupting the operations. The highly skilled labor force and mine management team at Jerritt Canyon, assembled by the former owners, provided the Company with immediate operating depth. Mining continued through the third quarter at a rate of 3,220 tons per day at an average grade of 0.299 ounces per ton (opt); processing continued at a rate of 4,320 tons per day at an average grade of 0.228 opt. Processing included an average of 1,100 tons per day of lower grade ore, stockpiled by the former owners. Although this has the effect of reducing the average grade processed, treatment of the stockpile is commercially viable and has advantageous effects on the metallurgical performance of the mill. Plant recoveries averaged 90.0%, consistent with past performance.

	Three months and nine months ended
Jerritt Canyon operations data	September 30, 2003[2]
Gold ounces produced		81,590
Gold ounces sold		73,891
Average sales price per ounce	U.S.	$365
Cash operating costs per ounce	U.S.	$247
Total production cost per ounce	U.S.	$325

Ore tons mined		296,305
Average grade mined (opt)		0.299
Mine development (feet)		10,083
Tons processed[1]		397,663
Grade processed (opt)		0.228
Process recovery		90.0%
[1] Tons processed includes 101,358 tons of lower grade ore from stockpiles.
[2] There were no comparable results for the same periods in 2002.

Integral to the Jerritt Canyon acquisition is the Environmental Risk Transfer Program (the "ERTP"). The ERTP includes a closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company. The initial Commutation Account balance of U.S. $25.8 million (Cdn $34.8 million), plus interest earned on this account, will be used to pay concurrent and future reclamation at the Jerritt

Canyon mine. The insurance component provides insurance coverage for future reclamation costs if they exceed those provided for by the Commutation account. If the ultimate reclamation costs are less than the amount in the commutation account, the Company would be refunded the excess cash. If the reclamation cost is more than the Commutation account balance, the insurance portion of the ERTP is activated and AIG would pay the excess cost. In addition, the ERTP provides to government regulators the surety bonds which allow the Company to operate the Jerritt Canyon mine under the existing operating permits. Management believes the ERTP effectively limits both current and future bonding and the environmental liability associated with Jerritt Canyon.

The Company financed the Jerritt Canyon acquisition and the ERTP through a combination of cash, equity and deferred payments to the former owners together with the assumption of various Jerritt Canyon liabilities.

The Company raised a net of $51.5 million in financing activities during the nine months ended September 30, 2003, substantially all of this, $49.2 million, during the three months ended September 30, 2003. Of this amount, $31.2 million was raised through a series of private placements of equity. On July 8, 2003, the Company drew down a term loan of U.S. $20.0 million (Cdn $27.0 million). The Company made its first scheduled U.S. $2.5 million (Cdn $3.4 million) repayment of the term loan on September 30, 2003, and has paid an additional U.S. $1.7 million, including interest, subsequent to the end of the reporting period.

The Company has scheduled a conference call on Thursday, November 20, 2003 at 11:00 AM Eastern Time (9:00 AM Mountain Time) for management to discuss the quarter and year-to-date results with the investment community. The conference call may be accessed by telephone:

  United States and Canada: 888-792-1093
  International: 703-871-3597

  The call will be recorded and may be replayed at any time at 888-211-2648 for one week.

  Investors are also invited to meet with management at the IIC Gold & Precious Metals Investment conference in San Francisco. November 23 - 24, 2003 and the Cambridge House Investment Conference in Vancouver, January 25 - 26, 2004.

  Queenstake Resources Ltd. is an intermediate gold producer that operates the Jerritt Canyon Mine, 50 miles north of Elko, Nevada. Current production rates are at budgeted levels and the Company expects to meet or exceed its budget of 152,000 ounces in the second half of 2003. Other activities at the mine include mine planning and underground drilling to bring some of the existing resources to the reserve category. An extensive exploration program on the contiguous 125 square mile property surrounding Jerritt Canyon is planned for next year.

  For further information call:
  John Haigh 303-297-1557 ext. 105
  Email - info@queenstake.com web - www.queenstake.com

  Forward-Looking Statements - This news release contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

  The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.